                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 1

                                ONIX SYSTEMS INC.
                            (Name of Subject Company)

                              ONIX ACQUISITION INC.
                                    (Offeror)

                         THERMO INSTRUMENT SYSTEMS INC.
                                    (Offeror)

                           THERMO ELECTRON CORPORATION
                                    (Offeror)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                CUSIP 67088G 10 8
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                 with a copy to:

                              Neil H. Aronson, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (617) 542-6000

                            CALCULATION OF FILING FEE

Transaction Valuation(1): $30,003,669           Amount of Filing Fee(2): $6,001

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:                $6,001
           Form or Registration No.:              Schedule TO
           Filing Party:                          Thermo Instrument Systems Inc.
           Date Filed:                            March 13, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]        third-party tender offer subject to Rule 14d-1.

      [ ]        issuer tender offer subject to Rule 13e-4.

      [X]        going-private transaction subject to Rule 13e-3.

      [ ]        amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO relating to the offer by ONIX Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Thermo Instrument Systems Inc., a Delaware corporation ("Thermo Instrument"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of ONIX Systems Inc., a Delaware corporation (the "Company"), at a purchase price of $9.00 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2000 (the "Offer to Purchase"), a copy of which is attached as Exhibit 12(a)(1) to the Schedule TO, and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached as Exhibit 12(a)(2) to the Schedule TO.

ITEMS 2 AND 13

         Item 2, and Items 2, 4 and 13(a)(3) of Item 13 of the Schedule TO are hereby amended by deleting the section of Offer to Purchase captioned "Certain Information Concerning The Company - Recently Released Financial Data" and replacing the information set out in the section of the Offer to Purchase captioned "Certain Information Concerning The Company - Financial Information" with the following:

    FINANCIAL INFORMATION. Set forth below is certain selected consolidated financial information with respect to the Company and its subsidiaries excerpted or derived from the audited consolidated financial statements contained in the Company's Annual Report on Form 10-K for its fiscal year ended January 1, 2000 (the "Company Report"). More comprehensive financial information is included in the Company Report and in other documents filed by the Company with the Commission (which may be inspected or obtained in the manner set forth above), and the following financial information is qualified in its entirety by reference to the Company Report and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.

    The selected financial information presented below as of and for the fiscal years ended January 1, 2000, January 2, 1999, January 3, 1998, December 28, 1996 and December 30, 1995, has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP. The selected financial information as of and for the fiscal year ended December 31, 1994 has not been audited.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                      1999       1998(a)    1997(b)    1996(c)    1995(d)      1994
                                    --------     --------   --------   --------   --------   --------
                                                  (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Revenues..........................  $139,969     $153,653   $121,525   $95,316    $72,105    $62,059
Net Income........................     2,319        8,000      8,799     4,858      3,627      1,264
Basic and Diluted Earnings per
  Share...........................       .16          .55        .79       .46        .34        .12
Weighted Average Shares:
  Basic...........................    14,357       14,515     11,083    10,667     10,667     10,667
  Diluted.........................    14,357       14,520     11,083    10,667     10,667     10,667
BALANCED SHEET DATA (AT END OF
  PERIOD):
Working Capital...................  $ 79,652     $ 74,843   $ 41,947   $29,873    $26,199    $13,327
Total Assets......................   183,041      180,578    159,709    97,010     76,221     71,710
Shareholders' Investment..........   147,920      146,547    104,938    73,110     59,791     50,795
OTHER DATA:
Book Value per Share..............  $  10.30     $  10.21   $   8.53
Cash Dividends....................        --           --         --        --         --         --
Ratio of Earnings to Fixed
  Charges (e).....................      4.59x       11.28x     18.19x

------------------------

(a) Reflects the July 1998 acquisition of the Mid-South Companies and the March 1998 initial public offering of Company common stock.

(b) Reflects the acquisition of the Peek Measurement Business effective in November 1997, the December 1997 acquisition of Fluid Data, Inc. and the September and October 1997 private placements of Company common stock.

(c) Reflects the October 1996 acquisition of Kay-Ray/Sensall and the March 1996 acquisition of VG Gas Analysis.

(d) Reflects the July 1995 acquisition of Flow Automation.

(e) For purposes of computing the ratios of earnings to fixed charges, "earnings" represent income before taxes, plus fixed charges. "Fixed charges" consist of interest on indebtedness and one-third of rental expense, which is deemed to be the interest component of such rental expense.


ITEMS 6 AND 13

         Item 6, and Item 7 of Item 13 are hereby amended by including just after the section of the Offer to Purchase captioned "Special Factors --Conduct Of The Company's Business If the Offer Is Not Completed" the following new section:

STOCKHOLDER LITIGATION

In late March 2000, a class action was filed in the Court of Chancery of the State of Delaware in and for New Castle County by a stockholder of the Company (the "Action"). The complaint in the Action names the Company, Thermo Instrument, Thermo Electron and the directors of the Company as defendants and alleges, among other things, that the Company's directors breached their respective fiduciary duties by not negotiating and/or reformulating the terms of the tender offer and that the proposed purchase price does not represent the true value of the Company's assets and future prospects. The complaint requests that the Court of Chancery, among other things, declare that the Action is a proper class action and enjoin the defendants from proceeding with, consummating or closing the proposed transaction. The Purchaser's obligations to accept for payment and pay for Shares tendered in the Offer will not be relieved if the Action is still pending immediately prior to the Expiration Date unless a court order or injunction is in effect that prohibits consummation of the Offer or the Merger. See "--Certain Conditions Of The Offer."

ITEM 11.

ITEM 11(b) is hereby amended as follows:

          The section of the Offer to Purchase captioned "The Tender Offer-- Certain Conditions Of The Offer" is amended such that the first three lines on page 35 of the Offer to Purchase are as follows:

          "shares and may amend or terminate the Offer if (1) the Minimum Condition has not been satisfied on or before the Expiration Date or
          (2) at any time on or after March 13, 2000 and on or before the Expiration Date, any of the following events shall occur:"


ITEM 12.  EXHIBITS.

          Item 12 of the Schedule TO is hereby amended by adding the following:

          Exhibit 12(j) Presentation materials provided to the special committee of the Board of Directors of Thermo Instrument by J.P. Morgan Securities Inc. and The Beacon Group Capital Services, LLC on January 29, 2000 in connection with the offer to purchase shares of common stock of ONIX Systems Inc.

ITEM 13.

         Items 13(a)(1) and 13(a)(2) of Item 13 are hereby amended by replacing them with the following:

         (a)(1) The audited consolidated financial statements of the Company as of and for the fiscal years ended January 1, 2000 and January 2, 1999 are incorporated herein by reference to the Consolidated Financial Statements of the Company included as Exhibit 13 to the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2000 filed with the Commission on March 16, 2000.

         (2) Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ONIX ACQUISITION INC.

                                          BY: /s/ Earl R. Lewis
                                          --------------------------------------
                                               Name:    Earl R. Lewis
                                               Title: President

                                          THERMO INSTRUMENT SYSTEMS INC.

                                          BY: /s/ Earl R. Lewis
                                          --------------------------------------
                                               Name:    Earl R. Lewis
                                               Title: President and Chief
                                                      Executive Officer

                                          THERMO ELECTRON CORPORATION

                                          BY: /s/ Theo Melas-Kyriazi
                                          --------------------------------------
                                               Name:    Theo Melas-Kyriazi
                                               Title: Vice President and Chief
                                                         Financial Officer

Date: April 7, 2000

                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION

12(a)(1)*         Offer to Purchase dated March 13, 2000

12(a)(2)*         Letter of Transmittal

12(a)(3)*         Notice of Guaranteed Delivery

12(a)(4)*         Letter from the Dealer Managers to Brokers,
                  Dealers, Commercial Banks, Trust Companies and
                  Nominees

12(a)(5)*         Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Nominees

12(a)(6)*         Summary Advertisement as published on March 13, 2000

12(a)(7)*         Guidelines for Certification of Taxpayer
                  Identification Number on Substitute Form W-9

12(a)(8)          Press Release issued by Thermo Instrument on January 31,
                  2000 (incorporated herein by reference to
                  Exhibit 99 to the Current Report on Form 8-K of
                  Thermo Instrument filed with the Commission on February 1,
                  2000)

12(a)(9)          Press Release issued by Thermo Electron on January
                  31, 2000 (incorporated herein by reference to Exhibit 99 to the Current Report on Form 8-K of
                  Thermo Electron filed with the Commission on February 1, 2000)

12(a)(10)*        Press Release issued by Thermo Instrument on March 13, 2000

12(b)*            Loan Agreement dated as of March 1, 2000 between
                  Thermo Electron and Thermo Instrument

12(c)*            Opinion of J.P. Morgan Securities Inc. and The
                  Beacon Group Capital Services, LLC dated January
                  29, 2000

12(d)*            Not applicable

12(e)*            Not applicable

12(f)             Summary of Appraisal Rights (Included in Exhibit
                  12(a)(1) in the section captioned "The Merger;
                  Appraisal Rights" and Schedule III to Exhibit 12(a)(1)
                  ("Section 262 Of The Delaware General Corporation
                  Law")

12(g)*            Slide Presentation of Thermo Electron to Financial
                  Analysts

12(h)*            Not applicable

12(j) Presentation materials provided to the special committee of the Board of Directors of Thermo Instrument by J.P. Morgan Securities Inc. and The Beacon Group Capital
                  Services, LLC on January 29, 2000 in connection with the offer to purchase shares of common stock of ONIX Systems
                  Inc.

* Previously filed